Exhibit 99.2

Ur-Energy Inc.
(a Development Stage Company)

Management’s Discussion and Analysis

March 31, 2009

(expressed in Canadian dollars)

UR-ENERGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(Information as at April 28, 2009 unless otherwise noted)

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the three months ended March 31, 2009.  Management’s Discussion and Analysis was prepared by Company management and approved by the Board of Directors on April 28, 2009.  This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.  All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles.

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable. Management considers that a mineral property will become commercially mineable when it can be legally mined, as indicated by the receipt of key permits.  This change has been applied retroactively and all comparative amounts in this Management’s Discussion and Analysis (“MD&A”) have been restated to give effect to this change.  These changes are discussed more fully under the heading “Changes in Accounting Policies Including Initial Adoption”.

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; The Bootheel Project, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Forward-Looking Information

This Management’s Discussion and Analysis contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s belief that it will have sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of) a U.S. Nuclear Regulatory Commission (“NRC”) Source Material License, Wyoming Department of Environmental Quality (“WDEQ”) Permit and License to Mine and other necessary permits related to Lost Creek; (iii) Lost Creek and Lost Soldier will advance to production and the production timeline at Lost Creek scheduled for late 2010; (iv)

production rates, timetables and methods at Lost Creek and Lost Soldier; (v) the Company’s procurement plans and construction plans at Lost Creek; (vi) the licensing process at Lost Soldier which efforts are expected to be streamlined; (vii) the timing, the mine design planning and the preliminary assessment at Lost Soldier; (viii) the completion and timing of various exploration programs and (ix) the regulatory issues at the Screech Lake project and related exploration.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration and development stage company; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canadian Revenue Agency’s audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s shares price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex (the “NYSE Amex”) and Toronto Stock Exchange (the “TSX”); risks associated with the Company’s possible status as a "passive foreign investment company" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Report on Form 20-F (Annual Information Form) dated March 18, 2009 which is filed on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not yet determined whether its properties contain mineral reserves. The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of these properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.  The Company is currently in the process of permitting its Lost Creek property.

The Company is focused on uranium exploration in the following areas: (i) Wyoming, USA where the Company has fourteen properties.  Of those fourteen properties, ten are in the Great Divide Basin, two of which (Lost Creek and Lost Soldier) contain defined resources that the Company expects to advance to production.  The Company’s other Wyoming projects include two properties in the Shirley

Basin, one property in the Greater Black Hills, and one property in the Powder River Basin; (ii) Arizona, USA where the Company has acquired a property in Yuma County; (iii) the Thelon Basin, Northwest Territories, Canada, where it has two properties; and (iv) Baker Lake Basin, Nunavut, Canada, where it has one property.

Selected Information

The following table contains selected financial information as at March 31, 2009 and December 31, 2008.

	As at March 31, 2009 $ (Unaudited)	As at December 31, 2008 $
Total assets	97,405,218	101,533,965
Liabilities	2,432,826	3,256,634
Net assets	94,972,392	98,277,331

Capital stock and contributed surplus	157,808,008	157,118,019
Deficit	(62,835,616)	(58,840,688)
Shareholders’ equity	94,972,392	98,277,331

The following table contains selected financial information for the three months ended March 31, 2009 and 2008 and cumulative information from inception of the Company on March 22, 2004 to March 31, 2009.

	Three Months Ended March 31, 2009 $ (Unaudited)	Three Months Ended March 31, 2008 $ (As restated) (Unaudited)	Cumulative from March 22, 2004 to March 31, 2009 $ (Unaudited)
Revenue	Nil	Nil	Nil
Total expenses(1)	(5,036,502)	(3,331,215)	(75,916,285)
Interest income	400,743	789,280	6,479,182
Foreign exchange gain	634,331	652,446	6,202,570
Other income (loss)	6,500	(11,685)	(30,138)
Loss before income taxes	(3,994,928)	(1,901,174)	(63,264,671)
Recovery of future income taxes	-	-	429,055
Net loss for the period	(3,994,928)	(1,901,174)	(62,835,616)

(1) Stock based compensation included in total expenses	(280,489)	(853,144)	(15,042,686)

Loss per common share: Basic and diluted	(0.04)	(0.02)
Cash dividends per common share	Nil	Nil

The Company has not generated any revenue from its operating activities from inception to date.  The Company’s expenses include general and administrative expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  The Company recorded significant stock-based compensation costs which are included in total expenses. Acquisition costs of mineral properties are capitalized.  Exploration, evaluation and development expenditures, including annual maintenance and lease fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

Quarter Ended

	Mar. 31 2009 $ (Unaudited)	Dec. 31 2008 $ (Unaudited)	Sep. 30 2008 $ (Unaudited)	Jun. 30 2008 $ (Unaudited)	Mar. 31 2008 $ (Unaudited)	Dec. 31 2007 $ (Unaudited)	Sep. 30 2007 $ (Unaudited)	Jun. 30 2007 $ (Unaudited)
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(5,036,502)	(8,602,294)	(8,531,899)	(5,502,303)	(3,331,215)	(6,406,006)	(7,157,802)	(5,840,335)
Interest income	400,743	531,148	573,608	600,409	789,280	879,410	948,494	699,684
Foreign exchange gain (loss)	634,331	5,585,970	(425,800)	(156,297)	652,446	(247,066)	(1,417,542)	719,046
Other income (loss)	6,500	(9,750)	(18,203)	3,000	(11,685)	10,000	(10,000)	-
Loss before income taxes	(3,994,928)	(2,494,926)	(8,402,294)	(5,055,191)	(1,901,174)	(5,763,662)	(7,636,850)	(4,421,605)
Recovery of future income taxes	-	-	-	-	-	429,055	-	-
Net loss for the period	(3,994,928)	(2,494,926)	(8,402,294)	(5,055,191)	(1,901,174)	(5,334,607)	(7,636,850)	(4,421,605)
Loss per share – basic and diluted	(0.04)	(0.03)	(0.09)	(0.05)	(0.02)	(0.06)	(0.08)	(0.05)

Overall Performance and Results of Operations

From inception to March 31, 2009, the Company has raised net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants, compensation options and stock options of $138.7 million.  As at March 31, 2009, the Company held cash and cash equivalents, and short-term investments of $59.1 million.  The Company's cash resources are invested with major banks in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The Company has made significant investments in mineral properties and exploration, evaluation and development expenditures.

Mineral Properties

The Company’s mineral properties are located in Wyoming, USA, Arizona, USA, Northwest Territories, Canada, and Nunavut, Canada.

Wyoming, USA Properties

Lost Creek Project

The Company acquired certain of its Wyoming properties when Ur-Energy USA entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC on June 30, 2005.  Under the terms of the MIPA, the Company purchased all of the issued and outstanding membership interests (the “Membership Interests”) in NFU Wyoming, LLC.  Assets acquired in this transaction include the extensively explored and drilled Lost Creek and Lost Soldier projects, and a development database including more than 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000).  A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project claims.

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth.

As identified in the June 2006 Technical Report on Lost Creek, National Instrument 43-101 (“NI 43-101”) compliant resources are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource.

The Company continues to advance matters to obtain an NRC Source Material License for the Lost Creek project.   In October 2007, the Company submitted its Application to the NRC.  In June 2008, the NRC notified the Company that the acceptance review had been completed and the Application was found sufficient for technical review.  In November 2008, the NRC provided the Company with a Request for Additional Information (“RAI”) letter for the Technical Report portion of the Application.  The Company submitted responses to all of the Technical RAIs during this fiscal quarter.  In March 2009, the NRC provided the Company with a RAI for the Environmental Report portion of the Application.  The Company anticipates submitting a complete response in the second quarter of 2009.  Ur-Energy anticipates the issuance of Lost Creek's NRC license in the fourth quarter 2009.

The Company continues to advance matters to obtain a WDEQ Permit to Mine for the Lost Creek project.  In December 2007, the Company submitted the Lost Creek Permit to Mine Application to the WDEQ.  The WDEQ Application was deemed complete in May 2008.  On January 30, 2009 the WDEQ provided the Company a set of Technical Review comments.  The Company is currently in the process of preparing responses for the WDEQ Technical Review.   The Company anticipates submitting a complete set of responses in the second quarter of 2009.  Ur-Energy anticipates the issuance of Lost Creek's WDEQ Permit in the fourth quarter 2009.

The Company has taken positive steps to advance the preparation of a Permit Application for future waste water disposal wells to be located within the Lost Creek Permit Area.  The Company acquired detailed data including formation stratigraphy, reservoir extent and properties, water quality and assessment of well injection rates from a deep test well drilled in late 2008.   The data set will be utilized to beneficially support a second-quarter 2009 permit submittal.

The Company has established a framework to demonstrate the economic viability of the Lost Creek project.  In April 2008, the Company released an independent technical report under NI 43-101 prepared by Lyntek Inc. (“Lyntek”)  The purpose of the report was to provide an analysis and preliminary assessment of the potential economic viability of the mineral resource of the Lost Creek project.  The base case in the preliminary assessment returned a pre-tax internal rate of return of 43.6% at a price of US$80 per pound U3O8, and demonstrated that the project would be economic at prices above US$40 per pound U3O8.  Lyntek also concluded that the uranium is leachable with a reasonable solution of bicarbonate and peroxide (and by extension, oxygen) and that an overall recovery of uranium in the range of 85% appears reasonable.  The Preliminary Assessment report is available for review on SEDAR.

The Company continued the development program at the Lost Creek project site during the first quarter, 2009.  The first quarter program included:

•
Drilling and installation of 16 monitoring wells (11,770 ft.) to obtain and monitor water quality for the purpose of permitting a mineralized horizon underlying the horizon presently being permitted for mining

•	Completion for sampling and groundwater sampling of a ~10,000 foot deep test well at Lost Creek
•	Mechanical integrity testing of the network of installed baseline and monitoring wells and the installation of submersible pump equipment to facilitate ongoing water sampling requirements

In the first quarter of 2009, the Company’s engineering staff, assisted by TREC Engineering, completed the detailed designs and specifications for all components of the Lost Creek ISR Plant.  Requests for quotations for all major process equipment were prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing throughout 2009.  Construction at the Lost Creek site will begin upon receipt of the necessary permits.

Lost Soldier Project

The Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units. As identified in the July 2006 Technical Report on Lost Soldier, NI 43-101 compliant resources are 5.0 million pounds of U3O8 at 0.064% as a measured resource, 7.2 million pounds of U3O8 at 0.065% as an indicated resource and 1.8 million pounds of U3O8 at 0.055% as an inferred resource.  The Company maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres.  Of these 143 mining claims at Lost Soldier, 60 new claims were staked in 2008 for mine engineering design purposes.  A royalty on future production of 1%, which arises from a data purchase, is in place with respect to certain claims within the project.

Members of the Company’s Geology Staff have continued to progress with in-depth studies which focus on detailed mapping of the roll-front geology.  These studies will be followed by detailed mine design planning, and a preliminary assessment, all of which are expected in 2009.

The Company has determined it will submit the applications to the NRC and WDEQ as amendments to the Lost Creek licenses, after they are issued by those agencies.  It is anticipated that the Lost Soldier licensing effort will be streamlined and more efficient as a satellite facility to the Lost Creek project.

Other Wyoming Properties

In 2008, exploration drilling of 11,370 feet (3,468 meters) was completed at the EN project. In January 2009, the Company completed an agreement reducing an existing royalty on claims and an area of interest arising from transactions dating back to 2006.  With regard to the EN project, and three other areas, the Company was able to eliminate the area of interest and to reduce the royalty from two percent (2%) to one percent (1%) on certain specified mining claims.  In a related transaction, the Company purchased 66 new claims which became a part of the EN project, bringing that project to a total of 533 mining claims, together with one state mining lease.

Also in 2008, additional exploration data was obtained by completing over 746 miles (1,200 kilometers) of airborne geophysical surveys in Wyoming.  The Company put other drilling programs, including the LC North and North Hadsell projects, on hold in order to advance the development of the Lost Creek project. Also as a result of budgetary controls, the Company dropped exploration lands in South Dakota containing over 72,000 acres prior to additional costs of retention being incurred.  The Company maintains approximately 65,000 mineral acres in Wyoming.  During 2008 and into 2009, an in-house team of geologists has continued to evaluate the extensive well log and exploration database owned by the Company for generating new exploration targets.

In 2007, the Company completed the acquisition of a data package from Power Resources Inc. ("PRI") pertinent to exploration and development on its Bootheel and Buck Point properties, in the Shirley Basin, Wyoming, for a total purchase price of US$180,000, which was paid in two equal installments in 2006 and 2007. The data includes logs for more than 1,000 drill holes, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from previous operators.

In 2007, the Company entered into an agreement with Target Exploration & Mining Corp. and its subsidiary ("Target"). Under the terms of the agreement, the Company contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC (the “Bootheel Project”).  The properties cover an area of known uranium occurrences within the Shirley Basin. Target is earning into a 75% interest in the Bootheel Project by spending US$3.0 million in exploration costs, and issuing 125,000 shares of its common stock to the Company, all within a four-year earn-in period.    With the completion in 2008 of agreements for additional rights and leased lands, the project covers defined areas of approximately 8,524 gross, and 7,895 net, mineral acres. (The statement of net mineral acres with regard to the Bootheel property arises as a part of the 2008 agreements to which the lessor has a 75% mineral interest.)

Target timely issued its second installment of stock (25,000 shares) and confirmed its completion of the first year’s required exploration expenditures.  In 2008, Target also completed a 50,000 foot (15,250 meter) drilling program on the Bootheel property of the Project. In January 2009, Target announced that it had completed the acquisition of the final historic data package in behalf of the Bootheel Project.  The data package, purchased from Cameco Resources, comprises geophysical and geological data from approximately 290,000 feet of drilling carried out by Cameco, Kerr McGee and Uradco.

The Company has made the data it acquired earlier from PRI covering the Bootheel and Buck Point properties (see discussion above), and certain other data, available to the Bootheel Project.  PRI retained a royalty of 1% on future production of uranium and associated minerals from certain lands in the Bootheel Project.

An additional royalty of ½ of 1% is in place with respect to 28 claims acquired in 2006.

In February 2009, Target issued 50,000 additional shares of its stock to the Company to complete the stock-based earn-in obligations (third and fourth installments) of the operating agreement of the Bootheel Project.

In 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Company contributed its Hauber property to Hauber Project LLC (the “Hauber Project”).  The Hauber Project is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately 4,570 mineral acres.

Effective August 1, 2008, Trigon tendered its resignation as a Member and the Manager of the Hauber Project.  Transition of management of the Hauber Project back to the Company has been completed.

Canadian Properties and Interests

Screech Lake Property, Thelon Basin

In 2006, an application for a land use permit to conduct drill testing of the Screech Lake anomalies was referred to the Mackenzie Valley Environmental Impact Review Board (“Review Board”) for environmental assessment. In 2007, the environmental assessment was completed and a report and recommendation from the Review Board was issued. The Review Board recommended to the Minister of Indian and Northern Affairs Canada (the “Minister”) that the Company’s application to conduct an exploratory drilling program at the Screech Lake property be rejected due to local native community concerns.

In October 2007, the Company received notification that the Minister had adopted the recommendation of the Review Board. As part of the decision, the Minister did confirm that the decision does not affect the legal standing of the Company’s Screech Lake mineral claims.

The Company is continuing its discussions with First Nations groups and Aboriginal-owned business corporations to secure an exploration agreement which would allow the Company to proceed with re-filing of a drilling proposal and application for land use permit.

Bugs Property, Baker Lake Basin

In September 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada.  The Company has earned a 100% interest in the property by issuing a total of 85,000 common shares to the vendor.  The vendor retains a 2% net smelter royalty, of which 1% is subject to a buyout for $1.0 million. Currently, the Bugs property consists of 19 mineral claims, which total approximately 45,000 acres (approximately 18,000 hectares).

In 2006, a fixed wing aeromagnetic and radiometric survey was conducted on the entire property. The data from this survey resulted in the selection of seven targets. In 2007, one of the seven targets was examined; the remaining targets were examined and prioritized during the 2008 summer program by radon sampling techniques, prospecting and rock sampling. This work led to interpreted areas of hydrothermal alteration, elevated radioactivity and high radon flux.

Six drill holes were completed in 2008, for a total of 2,905 feet (885 meters).    The program was terminated early due to problems with drilling equipment.

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Expenses

Total expenses for the three months ended March 31, 2009 increased $1.7 million from $3.3 million in 2008 to $5.0 million in 2009.  Total expenses include general and administrative expense, exploration and evaluation expense, development expense and write-off of mineral property costs.

General and administrative (“G&A”) expense relates to the Company’s administration, finance, investor relations, land and legal functions.  G&A expense decreased $0.4 million from $1.8 million in 2008 to $1.4 million in 2009.  The primary reason for the decrease was lower stock compensation expense, which decreased $0.5 million during the period.  Excluding stock compensation expense, G&A expense increased $0.1 million.  The small increase was driven by higher labor costs reflecting the Company’s expansion of the Littleton, Colorado office.

Exploration and evaluation expenses decreased $0.3 million from $1.5 million in 2008 to $1.2 million in 2009.  The primary reason for the decrease was the transition of the Company’s Lost Creek property from the evaluation stage to the development state.  As a result, direct project evaluation expenditures decreased $0.4 million during the period.  Labor costs during the period increased $0.1 million reflecting the Company’s expansion of the Casper, Wyoming office.

Development expense relates entirely to the Company’s Lost Creek property, which entered the development stage in the second quarter of 2008.  As a result there are no comparative figures for the first quarter of 2008.  For the three months ended March 31, 2009, the Company spent $2.4 million on Lost Creek development activities.  The primary development cost areas were permitting ($0.5 million), drilling ($1.4 million), labor ($0.3 million) and supply and service costs associated with drilling ($0.2 million).

During the first quarter of 2009, the Company wrote off $64,000 in mineral property costs associated with the Eyeberry property in Canada.  There were no similar write offs in the comparative period for 2008.

Other income and expenses

The Company's cash resources are invested with major banks in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.  During the three months ended March 31, 2009, the Company earned interest income on these investments of $0.4 million, as compared to $0.8 million in 2008.  The decrease was driven by lower average cash resources and lower average interest rates in 2009 as compared to those in 2008.

During the three months ended March 31, 2009, the Company recorded a net foreign exchange gain of $0.6 million as compared to a $0.7 million gain during the same period in 2008.  The net foreign exchange gains arose primarily due to cash resources held in U.S. dollar accounts as the U.S. dollar strengthened relative to the Canadian dollar during the periods.

Income Taxes

In 2009 and 2008, the Company recorded operating losses in both Canada and the United States.  Management has concluded that it is not yet more likely than not that these losses and any prior years’ loss carry forwards and other tax assets will be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Loss per Common Share

Both basic and diluted loss per common share for the three months ended March 31, 2009 were $0.04 (2008 – $0.02).  The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at March 31, 2009, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $59.1 million, a decrease of $5.9 million from the December 31, 2008 balance of $65.0 million.  The Company's cash resources are invested with major banks in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.  During the three months ended March 31, 2009, the Company used $4.3 million to fund operating activities and used $1.6 million on investing activities.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no sources of cash flow from operations.  The Company will not generate any cash resources from operations until it is successful in commencing production from its properties.  As a result, operating activities used $4.3 million of cash resources during the three months ended March 31, 2009 as compared to $1.1 million in 2008.  The primary reason for the increase was the addition of development expenditures associated with the Company’s Lost Creek property in Wyoming.  There were no development expenditures during the same period in 2008.  In addition, the company received less interest income in 2009 as compared to 2008 due to lower average cash balances and lower interest rates.

During the three months ended March 31, 2009, the Company invested cash resources of $1.6 million in mineral properties, bonding deposits, capital assets and plant design work on the Lost Creek property.  The majority of these expenditures went towards increased bonding deposits ($1.3 million).

Financing Transactions

On November 7, 2008 the Company’s board of directors approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

Although the Rights Plan took effect immediately, in accordance with the TSX requirements, the Company sought approval and ratification by its shareholders.  At the annual and special meeting of shareholders held on April 28, 2009, the shareholders of the Company approved and ratified the Rights Plan.

The Company has established a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses.  The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at March 31, 2009 and December 31, 2008 is as follows:

	March 31, 2009 (Unaudited)	December 31, 2008
Common shares	93,893,607	93,243,607
Warrants	-	-
Compensation options	-	-
Stock options	7,289,573	6,228,700
Fully diluted shares outstanding	101,183,180	99,472,307

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are comprised of:

	March 31, 2009 (Unaudited)	December 31, 2008
	$	$
Cash on deposit at banks	306,653	392,170
Guaranteed investment certificates	8,037,500	9,087,500
Money market	7,383,350	1,031,882
Certificates of deposit	6,251,252	15,288,183

	21,978,755	25,799,735

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short-term investments consist of Canadian dollar and US dollar denominated guaranteed investment certificates, money market funds and certificates of deposits.  They bear interest at annual rates ranging from 0.30% to 3.25% and mature at various dates up to May 5, 2009.  These instruments are maintained at financial institutions in Canada and the United States.  Of these amounts, approximately $0.4 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation, leaving approximately $58.7 million at risk should the financial institutions with which these amounts are invested cease trading.  As at March 31, 2009, the Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at March 31, 2009 the Company’s liabilities consisted of trade accounts payable of $1,352,519, all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in United States dollars, and holding cash equivalents and short term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short-notice.

Currency risk

The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and US dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2008 the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$22.5 million (US$26.5 million as at December 31, 2008) and had accounts payable of US$1.0 million (US$1.7 million as at December 31, 2008) which were denominated in  US dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$ denominated assets and liabilities at year end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- $2.7 million impact on net loss for the three months ended March 31, 2009.  This impact is primarily as a result of the Company having yearend cash and investment balances denominated in US dollars and US dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.2 million impact on net loss for the three months ended March 31, 2009.  This impact is primarily as a result of the Company having cash, short-term investments and bonding deposits invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Transactions with Related Parties

During the three months ended March 31, 2009 and 2008, the Company did not participate in any material transactions with any related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value.  Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

The Company assesses the possibility of impairment in the net carrying value of its mineral properties when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable.   Given the current disruption and uncertainty in the global economy, and the decrease in the Company’s share price over the last year, management reviewed all of its significant mineral properties for potential impairment and concluded that the fair value of these properties exceeded the carrying amount and no impairment charges were recorded.

Stock Based Compensation

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued.  Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument, the expected volatility of the Company’s common shares, and the number of options that are expected to be forfeited.  Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Changes in Accounting Policies Including Initial Adoption

Exploration and Development Expenditures

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

Management considers that a mineral property will become commercially mineable when it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits will be capitalized and amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.  Management believes that this treatment provides a more relevant and reliable depiction of the Company’s asset base and more appropriately aligns the Company’s policies with those of comparable companies in the mining industry at a similar stage.

The Company has accounted for this change in accounting policy on a retroactive basis.  The comparative operating results for the three months ended March 31, 2008 were restated as follows:  expenses increased by $0.7 million, net loss increased by $0.7 million, and loss per common share increased by $0.01.

The Company will continue to capitalize the acquisition costs of mineral properties and capital assets.

New Accounting Standards

Effective January 1, 2009 the Company adopted new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The adoption of this standard did not have a material impact on these consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that the requirement for publicly-accountable companies to adopt International Financial Reporting Standards (“IFRS”) will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company plans to conduct an IFRS diagnostic study in 2009 to assess the impact of the transition to IRFS on the Company’s accounting policies and to establish a project plan to implement IFRS.

Following this initial diagnostic step the Company will proceed to make a determination of the impact of transition to IFRS on its financial statements and systems, if any.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Report on Form 20-F (Annual Information Form) dated March 18, 2009 which is filed on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Directors and Officers

Jeffrey T. Klenda, B.A. –Chairman and Executive Director
W. William Boberg, M. Sc., P. Geo. – President, Chief Executive Officer and Director
James M. Franklin, PhD, FRSC, P. Geo. –Director and Technical Committee Chair
Paul Macdonell, Diploma Public Admin. – Director and Compensation Committee Chair
Robert Boaz, M. Econ., Hon. B.A. – Director and Corporate Governance and Nominating Committee Chair
Thomas Parker, M. Sc., P.E. – Director and Audit Committee Chair
Harold A. Backer, B. Sc. – Executive Vice President Geology and Exploration
Wayne W. Heili, B. Sc. – Vice President, Mining and Engineering
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – Vice President, Canadian Exploration
Roger L. Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT & Administration
Paul G. Goss, J.D., MBA – General Counsel and Corporate Secretary

Corporate Offices

United States Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: (720) 981-4588	Canadian Exploration Office: 341 Main Street North, Suite 206 Brampton, Ontario L6X 3C7 Phone: (905) 456-5436
Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: (307) 265-2373	Registered Canadian Office: McCarthy Tétrault The Chambers, Suite 1400 40 Elgin St Ottawa, Ontario K1P 5K6 Phone: (613) 238-2000

Web Site
www.ur-energy.com

Trading Symbol
TSX: URE
NYSE Amex: URG

Independent Auditor
PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel
McCarthy Tétrault LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Equity Transfer & Trust Company, Toronto
Registrar and Transfer Company (Co-Transfer Agent and Co-Registrar), New York